Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Security Exchange Commission	Tel Aviv Security Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of April 30, 2012:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

				Percent Held		Percent Held (fully diluted)
Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	% Capital	%Voting	% Capital	%Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	92,915,570.98	56.37	56.37	55.64	55.64
3	Gazit-Globe Holdings (1992) Ltd.	Series B Debentures	172,729,664
4	Chaim Katzman	Ordinary Shares	200,949	0.12	0.12	0.12	0.12

5	Dor J.Segal	Ordinary Shares	900,000	0.55	0.55	0.54	0.54
6	Haim Ben-Dor	Ordinary Shares	74,993	0.05	0.05	0.06	0.06
7	Haim Ben-Dor	Unregistered Options	22,900
8	Haim Ben-Dor	Series C Debentures	786,791.70
9	Haim Ben-Dor	Series F Debentures	2,358,346
10	Arie Mientkavich	Ordinary Shares	37,520	0.02	0.02	0.28	0.28
11	Arie Mientkavich	Unregistered Options	35,000
12	Arie Mientkavich	Unregistered Options	400,000
13	Shaiy Pilpel	Unregistered Options	24,000			0.01	0.01
14	Yair Orgler	Unregistered Options	27,600			0.02	0.02
15	Yair Orgler	Series C Debentures	90,000
16	Yair Orgler	Series D Debentures	300,000
17	Yair Orgler	Series F Debentures	176,720
18	Yair Orgler	Series I Debentures	80,000
19	Noga Knaz	Unregistered Options	26,600			0.02	0.02
20	Aharon Soffer	Ordinary Shares	20,000	0.01	0.01	0.47	0.47
21	Aharon Soffer	Unregistered Options	760,000
22	Aharon Soffer	Phantom Options	24,800
23	Aharon Soffer	Phantom Options	21,700
24	Migdal Insurance & Financial Holdings Ltd.	Ordinary Shares (Israel)	8,275,383	5.02	5.02	4.96	4.96
25	Migdal Insurance & Financial Holdings Ltd.	Series A Debentures	20,154,730
26	Migdal Insurance & Financial Holdings Ltd.	Series B Debentures	435,755
27	Migdal Insurance & Financial Holdings Ltd.	Series C Debentures	64,033,730
28	Migdal Insurance & Financial Holdings Ltd.	Series D Debentures	172,462,973
29	Migdal Insurance & Financial Holdings Ltd.	Series E Debentures	38,008,238
30	Migdal Insurance & Financial Holdings Ltd.	Series F Debentures	97,357,697
31	Migdal Insurance & Financial Holdings Ltd.	Series I Debentures	101,572,279
32	Migdal Insurance & Financial Holdings Ltd.	Series J Debentures	72,852,642

B. Officers in the Company (other than the President)

				Percent Held		Percent Held (Fully Diluted)
Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	% Capital	%Voting	% Capital	%Voting
34	Gadi Cunia	Unregistered Options	150,000			0.09	0.09
35	Varda Zuntz	Ordinary Shares	112,037	0.07	0.07	0.14	0.14
36	Varda Zuntz	Unregistered Options	15,900
37	Varda Zuntz	Unregistered Options	100,000
38	Eran Ballan	Ordinary Shares	632	0.00	0.00	0.08	0.08
39	Eran Ballan	Unregistered Options	5,834
40	Eran Ballan	Unregistered Options	130,000
41	Rami Vaisenberger	Unregistered Options	3,134			0.03	0.03
42	Rami Vaisenberger	Unregistered Options	50,000

[Changes in holdings during February of 2012]

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 24 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 8,301,483

Change in the number of securities: -26,100

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 26 (Series B Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260272

Balance held by Holder at the end of the previous month (prior report): 447,755

Change in the number of securities: -12,000

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 27 (Series C Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260306

Balance held by Holder at the end of the previous month (prior report): 63,972,819

Change in the number of securities: 60,911

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 28 (Series D Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260397

Balance held by Holder at the end of the previous month (prior report): 167,652,481

Change in the number of securities: 4,810,492

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 30 (Series F Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260405

Balance held by Holder at the end of the previous month (prior report): 106,896,896

Change in the number of securities: -9,539,199

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 31 (Series I Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260462

Balance held by Holder at the end of the previous month (prior report): 97,639,130

Change in the number of securities: 3,933,149

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 32 (Series J Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260488

Balance held by Holder at the end of the previous month (prior report): 71,822,642

Change in the number of securities: 1,030,000

Name of the Holder: Varda Zuntz

Holder Number: 35 (Ordinary Shares)

Type of Holder: Officer

ID Number: 052132115

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 140,266

Change in the number of securities:-28,229

Name of the Holder: Varda Zuntz

Holder Number: 36 (Unregistered Options)

Type of Holder: Officer

ID Number: 052132115

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260470

Balance held by Holder at the end of the previous month (prior report): 34,300

Change in the number of securities:-18,400

Name of the Holder: Eran Nahum Ballan

Holder Number: 38 (Ordinary Shares)

Type of Holder: Executive Officer

ID Number: 022012843

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 632

Name of the Holder: Eran Nahum Ballan

Holder Number: 39 (Unregistered Options)

Type of Holder: Executive Officer

ID Number: 022012843

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260470

Balance held by Holder at the end of the previous month (prior report): 19,234

Change in the number of securities:-13,400

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.